

August 6, 2010

Michael R. Hough
Chief Executive Officer
Hatteras Financial Corp
110 Oakwood Drive, Suite 340
Winston Salem, North Carolina 27103

> **Re:** **Hatteras Financial Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 001-34030**

Dear Mr. Hough:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 6 – Selected Financial Data, page 29

1. Refer to footnote four. You have disclosed that average portfolio yield is being calculated by dividing net interest income by average agency RMBS. However, it appears that you are using interest income as oppose to net interest income in your calculation. Please advise.

Item 7 - Management Discussion and Analysis, page 31

2. We note your disclosure on page 6 regarding the U.S. Federal Reserve's program to purchase agency securities. Please revise your MD&A to describe the impact of this purchase program on your business and the value of your assets as well as any impact

resulting from the end of this program. Provide this disclosure in future filings and tell us how you plan to comply.

Investments

Agency Securities, page 36

3.   We note your disclosure on page 4 that your agency securities consist of ARMs and hybrid ARMs. Please tell us the portion of your agency securities that consist of ARMs verses hybrid ARMs. In addition, please clarify the portion of your agency securities that represent mortgages that reset monthly, quarterly and annually. Please confirm that you will provide similar disclosure in future filings.

Liquidity and Capital Resources, page 41

4.   We understand that you have entered into repurchase transactions accounted for as collateralized borrowings. For each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

5.   We note your disclosure on page 43 that declines in the value of your agency securities portfolio can trigger margin calls by your lenders and that an event of default or termination event under the standard master repurchase agreement would give your counterparty the option to terminate all repurchase transactions existing with you and require any amount due by you to the counterparty to be payable immediately. Please revise to quantify or otherwise describe how any decline in the value of your agency securities would trigger margin calls and quantify such margin calls. In addition, briefly describe what would constitute an event of default or termination event and clarify whether your repurchase agreements contain cross-default provisions.

Financial Statements and Footnotes

Statements of Income, page F-4

6.   We note that you have included dividends per share on the face of your Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

Note 2 – Summary of Significant Accounting Policies, page F-7

Mortgage-Backed Securities, page F-8

7.   We note that you use independent sources to determine the fair value of your
        mortgage-backed securities. To the extent your independent sources include the use
        of use of brokers or pricing services, consider explaining the extent to which, and
        how, the information is obtained and used in developing the fair value measurements
        in the consolidated financial statements. The nature and form of this information may
        vary depending on the facts and circumstances, but may include the following:

   - Whether, and if so, how and why, you adjusted quotes or prices you obtained
     from brokers and pricing services;

   - The extent to which the brokers or pricing services are gathering observable
     market information as opposed to using unobservable inputs and/or
     proprietary models in making valuation judgments and determinations;

   - Whether the broker quotes are binding or non-binding; and

   - The procedures you performed to validate the prices you obtained to ensure
     the fair value determination is consistent with SFAS 157, Fair Value
     Measurements, and to ensure that you properly classified your assets and
     liabilities in the fair value hierarchy.

Note 3 – Financial Information, page F-10

8.   We note that you have classified, in a tabular presentation on page F-11, your
        mortgage backed securities and interest rate hedges within the fair value hierarchy as
        required by FASB 820-10-50. Explain to us why you have not classified your
        repurchase agreements within this hierarchy as well.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

   - staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jerard Gibson, Attorney at (202) 551-3473, Jennifer Gowetski, Attorney at (202) 551-3401, Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3498 with any questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant